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KENNETH.BURDON@SKADDEN.COM
October 3, 2017

VIA EDGAR

Edward Rubenstein

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	GAMCO Natural Resources, Gold & Income Trust
(File Nos.: 333-217013; 811-22216)

Dear Mr. Rubenstein:

Thank you for your oral comments provided on September 11, 2017, regarding your review of Pre-Effective Amendment No. 1 to the registration statement on Form N-2 filed on August 15, 2017 (the “Registration Statement”) by GAMCO Natural Resources, Gold & Income Trust (the “Fund”) with the U.S. Securities and Exchange Commission (the “Staff”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

***

Edward Rubenstein

October 3, 2017

General

1.	Where a comment is made on disclosure in one location, it is applicable to all similar disclosures in the registration statement.

Noted.

Cover Page

2.	The cover page states that the Fund may offer notes. Please provide a representation that the Fund will not use the term “senior” with respect to future offerings of its debt securities.

The Fund represents that it will not use the term “senior” with respect to future offerings of its debt securities.

3.	The cover page states that the Fund may offer subscription rights to purchase common and preferred shares together. Please include additional disclosure in the prospectus regarding what such subscription rights would entitle an investor to purchase. Please address whether the common and preferred shares would be required to trade as a “unit” for any period of time following the expiration of such a rights offering and the issuance of securities pursuant thereto. If so, please consider whether it is necessary to register such a “unit” as a separate security. Please also add an undertaking in Item 34 that the Fund undertakes to only offer rights to purchase a unit of common and preferred shares after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

The Fund has added disclosure to the prospectus further describing the nature of subscription rights to purchase common and preferred shares together that the Fund would issue pursuant to the Registration Statement.

While also addressed in the disclosure added to the prospectus, the Fund supplementally informs the Staff that while it would expect the terms of any such rights offering to require investors to purchase both common and preferred shares together – and prohibit the exercise of rights to purchase only one or the other – the common and preferred shares purchased pursuant to such a rights offering would at no time be required to trade together as a “unit” or a “combination.” Rather, from their initial issuance upon the expiration of the rights offering, each common share and each preferred share purchased would be separately listed and tradable. Such an offering would be similar to that conducted by The Gabelli Global Utility & Income Trust in 2013. See The Gabelli Global Utility & Income Trust, Prospectus Supplement, dated May 6, 2013, to Prospectus dated April 3, 2013 (File No. 333-175701).

The Fund therefore believes that it is not necessary to register any separate “unit” or “combination” security with respect to such an offering. Nonetheless, based on our discussions with the Staff with respect to this comment, the Fund has added the requested undertaking to Item 34 of the Registration Statement.

Edward Rubenstein

October 3, 2017

4.	The cover page states that the Fund’s “primary investment objective is to provide a high level of current income from interest, dividends and option premiums.” The Fund’s Financial Highlights indicate that a significant portion of the Fund’s distributions to common shareholders during the fiscal years ended December 31, 2016, 2015, 2014 and 2013 included a return of capital. Inasmuch as the Fund’s primary investment objective is to provide a high level of current income, please consider whether the Fund’s investment strategies are achieving its primary investment objective and whether it would be appropriate to change the Fund’s primary investment objective.

The Fund pursues its investment objectives primarily by investing at least 80% of its assets in securities of companies principally engaged in the natural resources industry and gold industry. As part of its investment strategy, the Fund seeks to earn income in part through an option strategy of writing (selling) covered call options on equity securities in its portfolio. The Fund believes that its primary investment objective remains appropriate and that its investment strategies continue to be appropriate in seeking to achieve its primary investment objective to provide a high level of current income.

The Fund notes that it did in fact earn and make distributions of ordinary income during the years ended December 31, 2016, 2015, 2014 and 2013. These distributions of ordinary income are reflected in Note 2 to the Fund’s financial statements under the heading “Distributions to Shareholders.” Moreover, the Fund respectfully submits that the characterization of its distributions for the prior fiscal years noted is reflective of structural challenges in the gold and natural resources industries, which adversely affected the stock prices of companies in the gold industry and natural resources industry in recent years, rather than an indication that the Fund’s investment strategies are not appropriate in seeking its primary investment objective.

For example, the Fund’s year over year total investment income has remained relatively comparable and net realized gain on written options (which is treated as short term capital gain and which, for U.S. federal income tax purposes, constitutes net investment company taxable income) has remained robust; however, the Fund’s realized losses on investments entirely offset what it earned through writing options, with the exception of the fiscal year ended December 31, 2012 and the six months ended June 30, 2017. These losses on investments generally were reflective of the decline in stock prices for companies in the gold industry and natural resources industry and contributed to the Fund making sizable return of capital distributions, particularly during the fiscal years ended December 31, 2013 through 2016. The Fund notes that, absent its options writing strategy, its losses would have been greater. The Fund further notes that its investment experience and distribution characterizations during the fiscal year ended December 31, 2012 and six months ended June 30, 2017 is more reflective of a normal market environment for companies in the gold industry and natural resources industry and demonstrates the manner in which the Fund’s investment strategies are intended to operate to achieve the Fund’s investment objectives.

Edward Rubenstein

October 3, 2017

In the absence of changing its name, the Fund is obligated by Rule 35d-1 under the Investment Company Act of 1940 to invest at least 80% of its assets in securities of companies principally engaged in the natural resources industry and gold industry.

The table below reflects these dynamics. The Fund wishes to further note, however, that although there appears to be some measure of normalization in the market conditions for companies in the gold industry and natural resources industry, the structural challenges explained above have resulted in the Fund accumulating capital loss carryforwards for federal income tax purposes of $105,025,638 as of December 31, 2016. These carryforwards are available to reduce future required distributions of net capital gains to shareholders for an unlimited period and will retain their character as long term capital losses. Therefore, even as the Fund continues to earn and distribute investment income and gain on written options in furtherance of its investment objective and strategies, it expects that the application of these capital loss carryforwards will continue to result in a portion of the Fund’s distributions being characterized as returns of capital for the foreseeable future. This, as noted, results from the aforementioned structural challenges in the gold and natural resources industries and does not indicate that that the Fund’s investment strategies are not appropriate in seeking its primary investment objective.

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Total Investment Income	$1,568,104	$2,416,198	$2,662,506	$3,339,600	$4,336,268	$5,781,343
Net Investment Income	$565,844	$296,943	$361,898	$501,898	$1,286,452	$2,259,953
Net Realized Gain on Written Options	$7,608,432	$6,201,544	$3,572,915	$17,711,729	$17,884,859	$18,700,459
Net Realized Loss on Investments	$(2,182,372)	$(63,476,777)	$(28,274,219)	$(33,176,055)	$(30,179,592)	$(5,561,636)

Edward Rubenstein

October 3, 2017

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Total Net Realized Gain/(Loss)	$4,898,787	$(57,286,108)	$(24,868,185)	$(15,490,101)	$(12,260,418)	$13,137,394
Total Income Distributions (may include short term capital gains)	[1]	$547,136	$269,480	$482,752	$1,295,127	$23,872,553
Total Return of Capital Distributions	[2]	$16,955,540	$17,399,009	$22,252,178	$30,182,119	$10,093,047

The Fund therefore believes that its primary investment objective to provide a high level of current income remains appropriate and its investment strategies continue to be consistent with seeking this objective.

5.	We note that the Fund’s 80% policy references investment in securities of companies principally engaged in the natural resources industry and the gold industry. Please revise the disclosure regarding “Natural Resources Companies” and “Gold Companies” to clarify that these “companies” are principally engaged in the natural resources “industry” and gold “industry,” as applicable.

The Fund has made the requested clarification.

6.	Natural Resources Companies include companies “principally engaged in the exploration, production or distribution of natural resources, such as base metals, metals, . . . .” Please clarify the difference between “base” metals and “metals.”

The Fund has made the requested clarification.

[1]	Estimated at $4,258,414. The actual source of distributions is determined after the end of the year.
[2]	Estimated at $2,003,960. The actual source of distributions is determined after the end of the year.

Edward Rubenstein

October 3, 2017

Prospectus Summary

Investment Objectives and Policy

7.	Under the “Investment Objectives and Policies” heading, the Prospectus Summary states that “[n]o assurance can be given that the Fund will achieve its investment objectives. See ‘Investment Objectives and Policies.’” Please clarify the “Investment Objectives and Policies” section to which this citation is directing the reader. This clarification is necessary in other Prospectus Summary headings as well.

The Fund has made revisions consistent with this comment.

Dividends and Distributions

8.	The last paragraph under the “Common Shares Distributions” subheading contains the following disclosure: “A portion of the Fund’s common share distributions for each fiscal year since its inception have included a return of capital.” If most of the Fund’s common share distributions since its inception have been returns of capital, please revise the phrase “A portion” in the disclosure to “Most.”

The Fund has made revisions consistent with this comment.

9.	The last paragraph under the “Common Shares Distributions” subheading contains the following disclosure: “To the extent the Fund makes distributions consisting of returns of capital, such distributions may further decrease the Fund’s total assets . . .” Given the Fund’s history of making distributions consisting of returns of capitals, please revise the phrase “To the extent” to reflect the history of the Fund’s common share distributions.

The Fund has made revisions consistent with this comment.

Use of Proceeds

10.	Under the “Use of Proceeds” heading, at the sentence that reads “[d]epending on market conditions and operations, a portion of the proceeds may be used to pay distributions,” per Item 7 of Form N-2, please add the approximate amount to be used for this purpose.

The Fund notes that it is impossible to determine at this time what, if any, portion of the proceeds of an offering may be used to pay distributions and further notes that any such relevant disclosure, if applicable, will be included in a Prospectus Supplement. This is disclosed in the Prospectus and the Fund believes that this approach is consistent with Rule 430B under the Securities Act.

11.	Under the “Use of Proceeds” heading, the disclosure provides that “changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months.” Please describe the types of market conditions that could result in such an extension.

The Fund has made the requested change.

Edward Rubenstein

October 3, 2017

Risk Factors and Special Considerations

12.	Under the “Common Share Distribution Policy” subheading, the Prospectus Summary states that “[i]n the event the Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount at least equal to its distributions for a given year, the Fund may return capital as part of its distributions on common shares” (emphasis supplied). Given the Fund’s history of making distributions consisting of returns of capitals, please revise the phrase “may return capital” to “will return capital.”

The Fund has made revisions consistent with this comment.

Prospectus

Summary of Fund Expenses

13.	In the “Dividend Reinvestment and Cash Purchase Plan Fees” line item, please remove the “none” opposite the heading.

The Fund has made the requested change.

Management of the Fund

14.	If true, disclose under “Management of the Fund—Payment of Expenses” that all offering expenses, rating agency fees and organizational expenses are encompassed within “other expenses properly payable by the Fund” that will be borne by the holders of the Fund’s common shares.

The Fund has added the requested disclosure.

Dividends and Distributions

15.	In the first sentence of the second paragraph under the “Dividends and Distributions” heading, the disclosure states that the Fund’s “annualized distributions may contain a return of capital.” If the Fund’s common share distributions since its inception have mostly consisted of returns of capital, please revise the disclosure accordingly.

The Fund has made the requested change.

Edward Rubenstein

October 3, 2017

Description of Securities

16.	Under the heading “Subscription Rights,” the disclosure states that “the Fund will not issue subscription rights to preferred shareholders to buy common shares at a price less than the current net asset value of the common shares.” Please explain how issuing subscription rights to purchase common shares at a net price at or above NAV per share to preferred shareholders is not dilutive to common shareholders and your legal basis for such issuances. Further, explain how the Fund’s board of trustees could make a determination that such issuances would be in the best interest of the Fund and existing shareholders.

Selling common shares at a net price at or above NAV per share is not prohibited by Section 23(b) of the 1940 Act. The Fund does not believe it makes any difference whether those shares are issued in an underwritten offering, in “at the market” sales or via a rights offering that includes preferred shareholders. Such sales would not be any more dilutive to existing common shareholders’ NAV (through the incurrence of offering expenses other than sales load) or voting power than other commonly used methods of selling common shares at a net price at or above NAV per share (such as underwritten offerings or “at the market” sales programs), and could be accretive to NAV per share.

Nonetheless, the Fund has no current intent to make such a rights offering and has therefore revised the referenced disclosure to reflect that it will only issue subscription rights to holders of its (i) common shares to purchase common and/or preferred shares or (ii) preferred shares to purchase preferred shares (subject to applicable law). Cf. The Gabelli Healthcare & WellnessRx Trust, Form N-2 filed on April 5, 2017.

Prospectus Supplements

17.	Page S-1 provides, “We are issuing subscription rights to our [common] [preferred] shareholders to purchase our common shares” (emphasis supplied). Unless the analysis requested in Comment #16 is provided, please delete “[preferred]” in this sentence and any other references in the Forms of Prospectus Supplements to issuing subscription rights to “[preferred]” shareholders to purchase the Fund’s common shares.

The Fund has made the requested changes.

18.	Page S-1 provides, “As a result of the Offering, you may experience dilution or accretion of the aggregate net asset value of your Common Shares depending upon whether the Fund’s net asset value per Common Share is above or below the subscription price on the expiration date.” Please place brackets around “or accretion” and “or below” in this sentence and in comparable legends in other Forms of Prospectus Supplements.

The Fund has made the requested change.

Edward Rubenstein

October 3, 2017

19.	With respect to the Forms of Prospectus Supplements for rights to buy common shares and rights to buy common and preferred shares, on pages S-5 and U-6, please add to each a hypothetical example showing dilution, assuming a certain subscription price.

The Fund has added the requested example.

Statement of Additional Information

Investment Objectives and Policies

20.	Please revise the Fund’s securities lending disclosure consistent with the comments provided by the Staff in connection with shelves filed by other funds in the Fund’s fund complex.

The Fund has made the requested change.

Investment Restrictions

21.	The Staff believes that the Fund’s concentration policy set forth in Investment Restriction #1 does not clearly indicate the industry or industries in which the Fund will concentrate. Please either revise Investment Restriction #1 for clarity or add a clarifying statement indicating how the Fund interprets Investment Restriction #1. Additionally, please also clarify the existing clarifying statement regarding Investment Restriction #1 in light of earlier comments regarding references to “base metals” versus “metals.”

The Fund has added a clarifying statement indicating how the Fund interprets Investment Restriction #1. The Fund has retained its nomenclature regarding Natural Resources “Companies” and Gold “Companies” in its existing disclosure in light of its previous revisions clarifying that Natural Resources “Companies” and Gold “Companies” are defined to mean companies principally engaged in the natural resources and gold industries, as applicable.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon